中信泰富有限公司

BY COURIER

Exemption No. 82-5232

CITIC PACIFIC

Date : 22nd November, 2007

07028219

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since October 22, 2007 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

PROCESSED
NOV 30 2007
THOMSON
FINANCIAL

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

Alice Tso
Assistant Director -
Company Secretariat

Encl.
AT/ww/LTR-2924

Annexure

CITIC Pacific Limited

List of Information that the Company since October 22, 2007 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Announcement of 2007 Third Quarter Results of Daye Special Steel Co., Ltd. ("Daye") (a subsidiary of CITIC Pacific Limited incorporated in the People's Republic of China) *(only available in Chinese)*
   Date : October 25, 2007
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

2. Document : Announcement of resolutions passed at the twenty-second meeting of the Fourth Session of the Board of Directors of Daye *(only available in Chinese)*
   Date : October 31, 2007
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

3. Document : Corporate Governance Report of Daye *(only available in Chinese)*
   Date : October 31, 2007
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

4. Document : Return of Allotments
   Date : November 2, 2007
   Entity Requiring Item : Hong Kong Companies Registry

5. Document : Monthly Return on Movement of Listed Equity Securities
   Date : November 8, 2007
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的 2007 年第三季度報告。大冶特殊鋼股份有限公司為中信泰富有限公司的附屬公司。

大冶特殊钢股份有限公司
DAYE SPECIAL STEEL CO., LTD.

2007年第三季度报告

董事长:蔡星海

大冶特殊钢股份有限公司 2007 年第三季度报告

§1 重要提示

1.1 本公司董事会、监事会及董事、监事、高级管理人员保证本报告所载资料不存在任何虚假记载、误导性陈述或者重大遗漏，并对其内容的真实性、准确性和完整性负个别及连带责任。

1.2 没有董事、监事、高级管理人员声明对本季度报告内容的真实性、准确性、完整性无法保证或存在异议。

1.3 所有董事均出席本次董事会会议。

1.4 公司本季度财务报告未经会计师事务所审计。

1.5 公司董事长蔡星海先生、总经理钱刚先生、总会计师王培熹先生声明：保证季度报告中财务报告的真实、完整。

§2 公司基本情况

2.1 主要会计数据及财务指标

单位：人民币元

	本报告期末	上年度期末	本报告期末比上年度期末增减（%）
总资产	3,182,855,379	2,958,462,131	7.58
所有者权益（或股东权益）	1,568,808,174	1,322,031,965	18.67
每股净资产	3.491	2.942	18.66
	年初至报告期期末		比上年同期增减（%）
经营活动产生的现金流量净额	23,568,925		-95.24
每股经营活动产生的现金流量净额	0.052		-95.24
	报告期	年初至报告期期末	本报告期比上年同期增减（%）
净利润	75,706,924	246,776,209	25.91
基本每股收益	0.168	0.549	25.37
扣除非经常性损益后的基本每股收益		0.564	
稀释每股收益	0.168	0.549	25.37
净资产收益率	4.83%	15.73%	下降 0.02 个百分点
扣除非经常性损益后的净资产收益率	4.90%	16.17%	增加 0.09 个百分点
非经常性损益项目	年初至报告期期末金额		
资产减值损失	-2,203,153		
营业外收支	-4,679,579		
合计	-6,882,732		

2.2 报告期末股东总人数及前十名无限售条件股东持股情况表

单位：股

股东总数		28,606 户
前 10 名无限售条件股东持股情况		
股东名称	持有无限售条件股份数量	股份种类
银丰证券投资基金	17,976,174	人民币普通股
全国社保基金一零二组合	10,000,000	人民币普通股
东风汽车公司	7,980,000	人民币普通股
中国建设银行一诺德价值优势股票型证券投资基金	5,614,516	人民币普通股
全国社保基金一零八组合	5,000,000	人民币普通股
兴业银行股份有限公司-兴业全球视野股票型证券投资基金	4,926,953	人民币普通股
中国工商银行-易方达价值成长混合型证券投资基金	4,640,665	人民币普通股
中国工商银行一汇添富均衡增长股票型证券投资基金	4,586,882	人民币普通股
上海浦东发展银行-广发小盘成长股票型证券投资基金	4,009,133	人民币普通股
国际金融-中行-中金股票精选集合资产管理计划	3,733,568	人民币普通股

§3 重要事项

3.1 公司主要会计报表项目、财务指标大幅度变动的情况及原因

√适用 □不适用

1、公司资产负债表中变动幅度较大的项目原因分析：

单位：人民币元

项 目	2007 年 9 月 30 日	2006 年 12 月 31 日	增减率(%)
货币资金	138,434,227	259,800,213	-46.72
应收帐款	250,993,401	95,272,288	163.45
预付款项	229,829,044	96,333,421	138.58
其他应收款	13,393,463	5,397,812	148.13
在建工程	160,459,325	57,500,357	179.06
工程物资	9,880,709	26,652,952	-62.93
应付票据	39,043,188	179,327,685	-78.23
应付职工薪酬	14,747,255	10,573,114	39.48
应交税费	53,858,878	32,029,620	68.15
其他应付款	230,612,078	163,533,829	41.02

(1) 报告期末货币资金比上年度期末减少 12,137 万元，主要原因是归还银行借款及银行承兑汇票到期致使银行承兑汇票保证金减少所致 。

(2) 报告期末应收帐款比上年度期末增加 15,572 万元，主要原因是公司出口钢材量增加且销售采用信用证结算方式所致。

(3) 报告期末预付款项比上年度期末增加 13,350 万元，主要原因是预付工程款及原料款增加所致。

(4) 报告期末其它应收帐款比上年度期末增加 800 万元，主要原因是预付钢材运费及应收出口退税款增加所致。

(5) 报告期末在建工程比上年度期末增加 10,296 万元，主要原因是加大技术改造投入及工程物资转入增加所致。

(6) 报告期末工程物资比上年度期末减少 1,677 万元，主要原因是在建工程领用工程物资增加所致。

(7) 报告期末应付票据比上年度期末减少 14,028 万元，主要原因是开出的银行承兑汇票到期已承兑。

(8) 报告期末应付职工薪酬比上年度期末增加 417 万元，主要原因是转入各项职工薪酬增加所致。

(9) 报告期末应交税费比上年度期末增加 2,183 万元，主要原因是本年各项税费增加所致。

(10) 报告期末其他应付款比上年度期末增加 6,708 万元，主要原因是应付劳务及运杂费、其它费用等增加所致。

2、公司利润表中变动幅度较大的项目原因分析：

单位：人民币元

项　　目	2007 年 1-9 月	2006 年 1-9 月	增减率（%）
销售费用	51,509,948	35,801,780	43.88
资产减值损失	2,203,153	-72,349,685	103.05
投资收益	0	145,221	-100.00
营业外收支	-4,679,579	1,400,068	-434.24

(1)销售费用比上年同期增加 1,571 万元，主要原因是销售钢材运费及经营费用增加。

(2)资产减值损失比上年同期增加 7,455 万元,主要原因是上年同期收到并冲回原已计提减值准备的非经营性资金占用 9,170 万元所致。

(3)投资收益比上年同期减少 15 万元，主要原因是本年度无处置投资收益的事项所致。

(4) 营业外收支净额比上年同期减少 608 万元,主要原因是本年度营业外支出中处置固定资产等原因所致。

3、公司现金流量表中变动幅度较大的项目原因分析:

单位：人民币元

项　　目	年初至报告期期末	上年同期数	增减率(%)
经营活动产生的现金流量净额	23,568,925	495,149,363	-95.24
投资活动产生的现金流量净额	-24,912,408	-40,340,603	-38.24
筹资活动产生的现金流量净额	-89,509,375	-442,753,164	-79.78

(1)报告期末，经营活动产生的现金流量净额比上年同期减少 47,158 万元，主要原因是: ①内贸钢材销售的现款回笼比例减少。②钢材出口量增加，且采用信用证结算导致应收帐款增加。③上年同期收到原已计提减值准备的非经营性资金占用 9,170 万元。

(2)报告期末，投资活动产生的现金流量净额比上年同期增加 1,543 万元，主要原因是本年度购建固定资产投资减少。

(3)报告期末，筹资活动产生的现金流量净额比上年同期增加 35,324 万元，主要原因是上年度归还银行借款及本年度利息支出减少。

3.2　重大事项进展情况及其影响和解决方案的分析说明

√适用　　□不适用

见 3.3 公司、股东及实际控制人承诺事项履行情况。

3.3　公司、股东及实际控制人承诺事项履行情况

√适用　　□不适用

<table>
<tr><th>股东名称</th><th>承诺事项</th><th>承诺履行情况</th></tr>
<tr><td rowspan="2">湖北新冶钢有限公司</td><td>1、承诺赋予流通股股东一项认沽权利：在 2007 年 2 月 6 日当日交易结束后登记在册的本公司全体股东，有权将其持有的全部无限售条件的流通股，在 2007 年 2 月 7 日至 2007 年 3 月 8 日期间内的任何一个交易日内，以每股 3.80 元的价格出售给新冶钢。上述价格在公司实施现金分红、送股和公积金转增股本时作相应调整。
2、承诺自股改方案实施之日起三年内，新冶钢将向股东大会提出向本公司注入价值不低于 3 亿元优质资产的提案。如果未能履行上述承诺，则在三年期满之后，向全体无限售条件的流通股股东以货币资金形式追加对价每 1 股 0.053 元。
3、承诺于股权分置改革相关股东会议的股权登记日之前，敦促本公司的原关联方—冶钢集团 170 无缝钢管有限公司和冶钢集团无缝钢管有限公司偿还两者所欠本公司合计 18,887.77 万元的债务，并为该等债务提供不可撤销的连带责任保证。</td><td>1、新冶钢于 2007 年 2 月 7 日至 3 月 8 日履行实施了认沽权利承诺。相关公告刊登在 2007 年 1 月 26 日、31 日，2 月 6 日、7 日、9 日、13 日、16 日、27 日，3 月 6 日、9 日的《中国证券报》上。
2、具体办法另行公告。
3、在股改相关股东会议股权登记日前，冶钢集团 170 无缝钢管有限公司和冶钢集团无缝钢管有限公司合计欠公司 1.8 亿元款项已按期收回。</td></tr>
<tr><td>4、承诺有限售条件股份的限售期为 36 个月。</td><td rowspan="7">公司受托在中国证券登记结算有限责任公司深圳分公司按承诺的限售期办理了股份的锁定手续。</td></tr>
<tr><td>中信泰富（中国）投资有限公司</td><td>承诺有限售条件股份的限售期为 36 个月</td></tr>
<tr><td>襄阳汽车轴承股份有限公司</td><td>承诺有限售条件股份的限售期为 24 个月</td></tr>
<tr><td>湖北正智资产管理有限公司</td><td>承诺有限售条件股份的限售期为 18 个月</td></tr>
<tr><td>中国北车集团北京南口机车车辆机械厂</td><td>承诺有限售条件股份的限售期为 24 个月</td></tr>
<tr><td>上海宏成物业有限公司</td><td>承诺有限售条件股份的限售期为 24 个月</td></tr>
<tr><td>无锡市国联投资管理咨询有限公司</td><td>承诺有限售条件股份的限售期为 24 个月</td></tr>
<tr><td>东风汽车公司</td><td>承诺有限售条件股份的限售期为 18 个月</td><td>该公司所持 798 万股有限售条件股份于 2007 年 8 月 30 日解除限售，上市流通。</td></tr>
<tr><td>中国一拖集团有限公司</td><td>承诺有限售条件股份的限售期为 18 个月</td><td>该公司所持 228 万股有限售条件股份于 2007 年 8 月 30 日解除限售，上市流通。</td></tr>
<tr><td>北内集团总公司</td><td>承诺有限售条件股份的限售期为 18 个月</td><td>该公司所持 27 万股有限售条件股份于 2007 年 8 月 30 日解除限售，上市流通。</td></tr>
</table>

无锡市宏裕百货商店	承诺有限售条件股份的限售期为 15 个月	该公司所持 84 万股有限售条件股份于 2007 年 5 月 24 日解除限售，上市流通。
武汉石化石油液化气公司	承诺有限售条件股份的限售期为 12 个月	该公司所持 114 万股有限售条件股份于 2007 年 2 月 8 日解除限售，上市流通。

在股权分置改革中，湖北华乐投资有限公司（以下简称华乐投资）对所持有的非流通股未作出限售承诺，按照《上市公司股权分置改革管理办法》的规定，该公司所持非流通股自改革方案实施之日起，在 12 个月内不上市交易或转让。2007 年 7 月 11 日，根据济南市市中区人民法院的裁定，天同证券有限责任公司承接华乐投资所持 130 万股股份在中国证券登记结算有限责任公司深圳分公司办理了过户登记手续。该股东所持 130 万股有限售条件股份于 2007 年 8 月 30 日解除限售，上市流通。

3.4 预测年初至下一报告期期末的累计净利润可能为亏损或者与上年同期相比发生大幅度变动的警示及原因说明

□适用 √不适用

3.5 其他需说明的重大事件

3.5.1 证券投资情况

□适用 √不适用

3.5.2 持有其他上市公司股权情况

□适用 √不适用

3.5.3 持有非上市金融企业、拟上市公司股权情况

□适用 √不适用

3.5.4 报告期接待调研、沟通、采访等活动情况表

接待时间	接待地点	接待方式	接待对象	谈论的主要内容及提供的资料
9 月 11 日	公司	实地调研	海富通基金管理公司　牟善同 光大保德信基金公司　于进杰	公司产品、发展、关联交易情况，股改承诺的履行
9 月 14 日	公司	实地调研	东方证券有限公司　杨宝峰 中银万国证券公司　董鹏程 诺德基金管理公司　戴奇雷 信诚基金管理公司　王少成 渤海证券有限公司　林非	公司生产经营、产品和技术改造情况，公司股改承诺的履行

大冶特殊钢股份有限公司

董　事　会

2007 年 10 月 23 日

附录：

资 产 负 债 表

编制单位：大冶特殊钢股份有限公司　　2007 年 9 月 30 日　　　　单位：人民币元

项　　目	期末数	期初数
流动资产：		
货币资金	138,434,227	259,800,213
交易性金融资产		
应收票据	130,706,220	133,517,926
应收帐款	250,993,401	95,272,288
预付款项	229,829,044	96,333,421
应收利息		
应收股利		
其他应收款	13,393,463	5,397,812
存货	764,127,173	713,026,779
一年内到期的非流动资产		
其他流动资产		
流动资产合计	1,527,483,528	1,303,348,439
非流动资产：		
可供出售金融资产		
持有至到期投资		
长期应收款		
长期股权投资		
投资性房地产		
固定资产	1,454,451,723	1,539,705,289
在建工程	160,459,325	57,500,357
工程物资	9,880,709	26,652,952
固定资产清理		
生产性生物资产		
油气资产		
无形资产	30,580,094	31,255,094
开发支出		
商誉		
长期待摊费用		
递延所得税资产		
其他非流动资产		
非流动资产合计	1,655,371,851	1,655,113,692
资　产　合　计	3,182,855,379	2,958,462,131

公司负责人：蔡星海　　　　公司总经理：钱刚　　　　主管会计工作负责人：王培寡

资 产 负 债 表（续）

编制单位：大冶特殊钢股份有限公司　　2007 年 9 月 30 日　　单位：人民币元

项　　目	期末数	期初数
流动负债：		
短期借款	7,000,000	6,000,000
交易性金融负债		
应付票据	39,043,188	179,327,685
应付帐款	723,764,119	619,018,541
预收款项	125,045,984	108,833,719
应付职工薪酬	14,747,255	10,573,114
应交税费	53,858,878	32,029,620
应付利息		
应付股利	53,700	53,700
其他应付款	230,612,078	163,533,829
一年内到期的非流动负债	83,740,768	103,573,615
其他流动负债		
流动负债合计	1,277,865,970	1,222,943,823
非流动负债：		
长期借款	300,000,000	380,000,000
应付债券		
长期应付款		
专项应付款		
预计负债	36,181,235	33,486,343
递延所得税负债		
其他非流动负债		
非流动负债合计	336,181,235	413,486,343
负债合计	1,614,047,205	1,636,430,166
股东权益：		
股本	449,408,480	449,408,480
资本公积	485,653,274	485,653,274
减：库存股		
盈余公积	84,196,234	84,196,234
未分配利润	549,550,186	302,773,977
股东权益合计	1,568,808,174	1,322,031,965
负债和股东权益总计	3,182,855,379	2,958,462,131

公司负责人：蔡星海　　公司总经理：钱刚　　主管会计工作负责人：王培葓

利 润 表

编制单位：大冶特殊钢股份有限公司　　2007 年 9 月 30 日　　　　单位：人民币元

项　　目	2007 年		2006 年	
	7-9 月	1-9 月	7-9 月	1-9 月
一．营业收入	1,547,946,432	4,356,508,938	1,211,540,855	3,618,982,583
减：营业成本	1,427,495,614	3,970,008,888	1,105,556,012	3,322,281,473
营业税金及附加	178,420	3,275,412		
销售费用	21,987,525	51,509,948	17,917,098	35,801,780
管理费用	14,864,161	55,351,227	20,950,801	50,556,640
财务费用	6,544,487	22,704,522	7,468,164	27,752,280
资产减值损失	-854,309	2,203,153		-72,349,685
加：公允价值变动收益(损失以"-"号填列)				
投资收益(损失以"-"号填列)				145,221
其中：对联营企业和合营企业的投资收益				
二、营业利润	77,730,534	251,455,788	59,648,780	255,085,316
加：营业外收入	479,501	8,402,562	478,048	1,400,068
减：营业外支出	2,503,111	13,082,141		
其中：非流动资产处置损失	2,503,111	13,044,125		
三．利润总额	75,706,924	246,776,209	60,126,828	256,485,384
减：所得税费用				
四．净利润	75,706,924	246,776,209	60,126,828	256,485,384
五、每股收益：				
(一)、基本每股收益	0.168	0.549	0.134	0.571
(二)、稀释每股收益	0.168	0.549	0.134	0.571

公司负责人：蔡星海　　　　公司总经理：钱刚　　　　主管会计工作负责人：王培熹

现 金 流 量 表

编制单位：大冶特殊钢股份有限公司　　2007 年 9 月 30 日　　　　单位：人民币元

项　　目	行次	累计金额
一、经营活动产生的现金流量：		
销售商品、提供劳务收到的现金	1	2,109,206,603
收到的税费返还	2	
收到的其他与经营活动有关的现金	3	1,917,308
经营活动现金流入小计	4	2,111,123,911
购买商品、接受劳务支付的现金	5	1,870,084,293
支付给职工以及为职工支付的现金	6	52,688,734
支付的各项税费	7	154,103,549
支付的其他与经营活动有关的现金	8	10,678,410
经营活动现金流出小计	9	2,087,554,986
经营活动产生的现金流量净额	10	23,568,925
二、投资活动产生的现金流量：	11	
收回投资所收到的现金	12	
取得投资收益所收到的现金	13	
处置固定资产、无形资产和其他长期资产所收回的现金净额	14	
收到的其他与投资活动有关的现金	15	
投资活动现金流入小计	16	
购建固定资产、无形资产和其他长期资产所支付的现金	17	24,912,408
投资所支付的现金	18	
支付的其他与投资活动有关的现金	19	
投资活动现金流出小计	20	24,912,408
投资活动产生的现金流量净额	21	-24,912,408
三、筹资活动产生的现金流量：	22	
吸收投资收到的现金	23	
借款所收到的现金	24	251,000,000
开出银行票据与取得借款所减少的保证金	25	28,267,021
筹资活动现金流入小计	26	279,267,021
偿还债务所支付的现金	27	350,000,000
分配股利或利润、偿付利息所支付的现金	28	18,424,770
支付的其他与筹资活动有关的现金	29	351,626
筹资活动现金流出小计	30	368,776,396
筹资活动产生的现金流量净额	31	-89,509,375
四、汇率变动对现金及现金等价物的影响	32	-2,246,107
五、现金及现金等价物净增加额	33	-93,098,965
加：期初现金及现金等价物余额	34	196,536,895
六、期末现金及现金等价物余额	35	103,437,930

公司负责人：蔡星海　　　　公司总经理：钱刚　　　　主管会计工作负责人：王培熹

现 金 流 量 表（续）

编制单位：大冶特殊钢股份有限公司　　2007 年 9 月 30 日　　单位：人民币元

补　充　资　料	行次	金 额
1、将净利润调节为经营活动现金流量：		
净利润	36	246,776,209
加：少数股东损益	37	
加：计提的资产减值准备	38	2,203,153
固定资产折旧	39	94,814,425
无形资产摊销	40	675,000
长期待摊费用摊销	41	
待摊费用减少（减：增加）	42	
处置固定资产\无形资产和其他资产的损失（减:收益）	43	
固定资产报废损失	44	5,816,340
财务费用	45	18,987,384
投资损失（减：收益）	46	
递延税款贷项（减：借项）	47	
存货的减少（减：增加）	48	-51,100,393
经营性应收项目的减少（减：增加）	49	-294,400,681
经营性应付项目的增加（减：减少）	50	-202,512
其他	51	
经营活动产生的现金流量净额	52	23,568,925
2、不涉及现金收支的投资和筹资活动：	53	
债务转为资本	54	
一年内到期的可转换公司债券	55	
融资租入固定资产	56	
3、现金及现金等价物净增加情况：	57	
现金的期末余额	58	103,437,930
减：现金的期初余额	59	196,536,895
加：现金等价物的期末余额	60	
减：现金等价物的期初余额	61	
现金及现金等价物净增加额	62	-93,098,965

公司负责人：蔡星海　　公司总经理：钱刚　　主管会计工作负责人：王培嵩

****

完

香港，　二零零七年十月二十五日

於本公佈日期，中信泰富執行董事包括榮智健先生（主席）、范鴻齡先生、李松興先生、榮明杰先生、張立憲先生、莫偉龍先生、李士林先生、劉基輔先生、周志賢先生、羅銘韜先生及王安德先生；中信泰富非執行董事包括張偉立先生、德馬雷先生、常振明先生及彼得·克萊特先生（德馬雷先生之替任董事）；及中信泰富獨立非執行董事包括何厚浠先生、韓武敦先生、陸鍾漢先生及何厚鏘先生。

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的第四屆董事會第二十二次會議決議公告。大冶特殊鋼股份有限公司為中信泰富有限公司的附屬公司。

证券代码：000708　　股票简称：大冶特钢　　公告编号：2007-021

大冶特殊钢股份有限公司
第四届董事会第二十二次会议决议公告

本公司及其董事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏

大冶特殊钢股份有限公司第四届董事会第二十二次会议于 2007 年 10 月 26 日以书面、传真、邮件方式发出通知，于 2007 年 10 月 29 日以通讯方式召开，会议应到董事 11 名，实到董事 11 名。会议符合《公司法》、《公司章程》的有关规定。经到会董事认真讨论后审议表决，通过了《公司治理专项活动整改报告》。

该议案表决结果，赞成票：11 票；反对票、弃权票为 0 票。

特此公告。

大冶特殊钢股份有限公司

董　事　会

2007年10月29日

****

完

香港，　二零零七年十月三十一日

於本公佈日期，中信泰富執行董事包括榮智健先生（主席）、范鴻齡先生、李松興先生、榮明杰先生、張立憲先生、莫偉龍先生、李士林先生、劉基輔先生、周志賢先生、羅銘韜先生及王安德先生；中信泰富非執行董事包括張偉立先生、德馬雷先生、常振明先生及彼得・克萊特先生（德馬雷先生之替任董事）；及中信泰富獨立非執行董事包括何厚浠先生、韓武敦先生、陸鍾漢先生及何厚鏘先生。

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁有關公司治理專項活動整改報告。大冶特殊鋼股份有限公司為中信泰富有限公司的附屬公司。

大冶特殊钢股份有限公司
公司治理专项活动整改报告

根据中国证监会《关于开展加强上市公司治理专项活动有关事项的通知》和中国证监会湖北证监局《关于加强上市公司治理专项活动有关事项通知》、深圳证券交易所《关于做好加强上市公司治理专项活动有关工作的通知》的要求，大冶特殊钢股份有限公司（以下简称公司）紧密结合企业实际，于 2007 年 4 月 18 日全面启动了公司治理专项活动，历时半年，经过自查、公众评议、整改提高等三个阶段，推进加强公司治理专项活动的有效开展，完成了各阶段的任务。现将本次公司治理专项活动的具体情况报告如下：

一、自查阶段工作的开展情况

2007 年 4 月 18 日至 4 月 30 日，根据湖北证监局的要求，公司积极部署开展治理专项活动相关工作。公司董事、监事、高级管理人员在认真学习了开展公司治理专项活动的相关文件、加深理解和提高认识的基础上，制订了《关于加强公司治理专项活动的方案》，成立了以董事长为组长、总经理为副组长的公司治

理专项活动领导小组，明确了工作任务和时间安排，有计划、分步骤地推进公司治理专项活动的各项工作。

2007 年 5 月至 6 月，公司严格按照有关上市公司治理的规范性法规的要求，对照中国证监会关于“加强上市公司治理专项活动”自查事项逐条进行自查，认真查找公司在股东状况、规范运作、独立性、透明度、治理创新等公司治理结构方面存在的问题和不足，深入剖析原因，提出整改重点，同时，建立自查底稿，总结自查结果。

2007 年 7 月 6 日，公司召开了第四届董事会第十九次会议、第四届监事会第十二次会议，分别审议通过了《公司治理自查情况报告》、《公司治理情况的自查报告及整改计划》，并于 7 月 7 日在《中国证券报》、《证券时报》、《上海证券报》和巨潮资讯网站公告。

二、公众评议阶段工作的开展情况

4 月下旬，根据深圳证券交易所的要求，公司将公司治理的规章制度上传至指定网站“公司治理备查文件”专栏，供社会公众评议。

2007 年 7 月 7 日，公司向社会公布和向湖北证监局报送了用于治理专项活动的联系电话、传真、电子邮箱，听取广大投资者和社会公众对公司治理情况的意见，接受公众评议。在公司治理专项活动期间，投资者和社会公众对公司治理情况未提出评议意见和建议。

2007 年 8 月 1 日至 3 日，湖北证监局对公司治理专项活动开展情况和公司治理情况进行了现场检查。2007 年 10 月 26 日，湖北证监局向公司出具了《关于对大冶特殊钢股份有限公司治理情况综合评价意见和整改建议的通知》。2007 年 10 月 29 日，公司分别召开了第四届董事会第二十二次会议、第四届监事会第十五次会议，分别审议通过了《公司治理专项活动整改报告》。

三、整改提高阶段工作的开展情况

湖北证监局经现场检查后认为：公司较为重视治理专项活动，按要求开展了各项工作。通过公司治理专项活动的开展，公司在加强独立性、增强公司规范运作、提高公司透明度等方面的意识有明显提高，公司治理专项工作取得了初步成效。目前，公司在人员、资产、财务、机构等方面基本独立，未发现控股股东占用公司资金和资产的行为，但公司需逐步降低与控股股东、实际控制人下属企业的关联交易；公司已建立股东大会、董事会、监事会，“三会”运作基本规范，但需进一步健全董事会下属专业委员会和内控制度，增强董事、监事、高管的勤

勉就尽责意识；公司已制订了信息披露管理制度，2006 年以来未发现公司存在信息披露违法违规行为。

针对湖北证监局现场检查中提出和公司自查中发现的问题，公司董事会本着边查边改的原则，积极行动，有两个问题已得到解决。一是公司未制订内部审计制度的问题；二是公司的机构设置未经过董事会审议通过的问题。公司于 2007 年 8 月 17 日，召开了第四届董事会第二十次会议，审议通过了《公司内部审计管理暂行规定》、《关于调整公司管理机构的议案》，批准了公司内部审计制度和公司管理机构的设置。

针对湖北证监局现场检查中提出尚未解决的问题和公司自查中发现需继续整改的问题，公司制订了整改措施，落实了整改时间和责任人。具体情况如下：

1、公司应采取必要措施逐步减少和避免关联交易，彻底解决公司与控股股东、实际控制人下属公司存在的同业竞争问题。

整改措施：公司存在的关联交易，在充分利用优惠政策、稳定原料供应、提高产品质量、降低能源消耗、促进企业发展有一定积极作用。公司、控股股东、实际控制人下属公司通过调整产品结构，划分产品种类和规格，明确市场定位，扩大采购渠道，按照市场化、专业化的原则组织生产，逐步减少关联交易，规避同业竞争。公司以生产高、精、尖的产品和大规格轧材、大模铸锻材为主，增加高温合金及工模具钢、模块产品，提高合金比和高合金比，提高产品的附加值和技术含量，属于大型特钢产品门类；控股股东以适应管坯、零部件的机械加工业的需要，大力发展中厚壁无缝管和薄壁流体管以及球墨铸管，以生产中小规格的优特钢产品为主，属于中小型优特钢产品门类。

整改时间：2008 年初见成效

整改责任人：公司总经理钱刚、公司总会计师王培熹

2、公司进一步健全内控制度，发挥董事会下设各专业委员会的作用，提高董事会决策的科学性和有效性。

整改措施：根据公司规范运作和发展的要求，进一步充实和完善生产经营、行政管理等方面的制度，严格内部管理，促进公司的持续、稳定发展。通过内部和外部审计，及时发现内控制度的薄弱环节，健全各项制度，加强内部控制活动。

公司董事会建立了战略、提名、审计、薪酬与考核等四个专业委员会，也制定了各专业委员会的实施细则。今后，各专业委员会要认真履行职责，为董事会决策发挥作用。在董事会决策前，要按照四个专委会的职责，对董事会决策事项

进行充分的研究，提出决策的建议和依据。在董事会闭会期间，要根据公司发展的需要，积极了解、收集董事会决策所需要的情况，提出课题，进行深入细致的研究，提供决策的依据。从而，提高董事会的决策效率和科学性。

整改时间：每年每个专委会提出一个课题进行研究

整改责任人：公司董事长蔡星海

3、公司应加大对董事、监事及高级管理人员的培训力度，增强其规范运作意识，提高公司规范运作水平。

整改措施：根据与时俱进、科学发展的要求，公司在加强全员培训的同时，加大对董事、监事及高级管理人员学习培训的力度，组织他们重点学习《公司法》、《证券法》、《上市公司治理准则》、《关于提高上市公司质量的意见》、《深圳证券交易所股票上市规则》、《公司章程》、新会计准则及与之配套的相关法律、法规。以自学为主，辅以内训和专家授课，并参加中国证监会、深圳证券交易所、湖北证监局组织的学习培训。通过学习，熟悉并掌握上市公司规范运作的知识，增强自身遵纪守法的行为，提高公司的质量和规范运作的水平，公司全体董事、监事要出席股东大会，公司高级管理人员要列席股东大会。在重点组织董事、监事、高级管理人员学习培训的同时，也要组织各部门、单位负责人及从事上市公司工作的人员学习培训，达到提高素质、学以致用的目的。

整改时间：每半年进行一次学习培训

整改责任人：公司总经理钱刚

4、加强和改进投资者关系管理问题。

整改措施：公司要坚持公平披露信息的原则，认真落实《公司投资者关系工作管理制度》、《接待和推广工作制度》，既要通过“一对一”沟通、电话咨询、现场参观、接待投资者调研等方式，做好投资者关系管理工作，又要创造更多的形式，如现场说明会、网络交流会等，扩大交流，加强沟通，增进了解，改善与投资者的关系。

整改时间：在日常工作中加强

整改责任人：公司董事会秘书王培熹

本次公司治理专项活动的开展，进一步增强了公司董事、监事、高级管理人员诚信意识，提高了公司规范运作的水平，为加强公司治理结构、促进公司的持续发展起到积极的作用。完善公司的治理结构，是一项长期的任务，公司将以本次治理专项活动为契机，积极探索治理创新的新途径，努力提升公司治理的水平，

增强公司核心竞争力和盈利能力，促进公司质量的不断提高。

大冶特殊钢股份有限公司

董　　事　　会

2007 年 10 月 29 日

****

完

香港， 二零零七年十月三十一日

於本公佈日期，中信泰富執行董事包括榮智健先生（主席）、范鴻齡先生、李松興先生、榮明杰先生、張立憲先生、莫偉龍先生、李士林先生、劉基輔先生、周志賢先生、羅銘韜先生及王安德先生；中信泰富非執行董事包括張偉立先生、德馬雷先生、常振明先生及彼得・克萊特先生（德馬雷先生之替任董事）；及中信泰富獨立非執行董事包括何厚浠先生、韓武敦先生、陸鍾漢先生及何厚鏘先生。

CR

股份分配申報表
Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

公司註冊處
Companies Registry

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

145656

1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

(註 Note 7) 2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted

	日 DD	月 MM	年 YYYY
由 From	04	10	2007
至 To	30	10	2007

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HKD	1,150,400
已繳及應繳的溢價總額 [第5A(a)．5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B (a)]	HKD	102,088,000

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價) Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HKD	885,864,064

(註 Note 3) 提交人的資料 Presentor's Reference

姓名 Name: CITIC Secretaries Limited 中信秘書有限公司
地址 Address: 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
電話 Tel: 2820 2111 傳真 Fax: 2918 4838
電郵地址 E-mail Address: -
檔號 Reference: -

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

請勿填寫

Your Receipt
Companies Registry
H.K.

02/11/2007 15:42:45

Submission No.:	221089434/1
CR NO.:	0145656
Sh. Form.:	SC1

Revenue Code	Amount(HKD)
08	$30,000.00

Receipt No.	Method	Amount(HKD)
212210116307	Chq	$30,000.00
Total Paid		$30,000.00

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Shares	306,000	HKD0.40	HK$19.90	Nil	HK$19.50	5,967,000
Shares	970,000	HKD0.40	HK$22.10	Nil	HK$21.70	21,049,000
Shares	1,600,000	HKD0.40	HK$47.32	Nil	HK$46.92	75,072,000

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
N/A						

(註 Note 10)

分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

N/A

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Shares	
Wang Ande	45/F., CITIC Square, No. 1168 Nan Jing West Road, Shanghai, P.R.C.	140,000	
Tse Tak Fai	c/o 32/F., CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	40,000	
Virtue Target Ltd.	32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	1,600,000	
Wong Ha Hang Aaron	32/F., CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	100,000	
Kwok Man Leung	Level 32, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	150,000	
Tso Mun Wai	Flat A, 18/F., Block 7, King's Park Villa, 1 King's Park Rise, Kowloon	100,000	
Yuen Kee Tong	c/o 8th Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	500,000	
Law Ming To	32/F., CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	166,000	
Lee Kwok Wing	9B, Block 2, Lyttelton Garden, 29 Lyttelton Road, Mid-Levels, Hong Kong	80,000	
	各類別股份分配的總數 Total Shares Allotted by Class	2,876,000	Nil

簽署 Signed :

姓名 Name : Chan Chui Sheung, Stella

~~董事 Director~~／秘書 Secretary *

日期 Date : 2nd November 2007

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

香港交易所

Monthly Return On Movement of Listed Equity Securities

For the month ended (dd/mm/yyyy) : 31st October, 2007

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Evan Chan (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name 267
Representative Name Ms Stella Chan Chui Sheung
Contact Person Ms Stella Chan
Contact No. 2820 2184 Submit Date November 8, 2007

A. Information on Types of Listed Equity Securities

☐ Ordinary shares
☐ Equity warrants
☐ Preference shares
☑ Other Classes of shares
Shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : 267 Description : N/A

	No. of ~~Ordinary~~ Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date) ( )	-		-
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code : ____________ Description : ______________________________

	No. of Preference Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code : ____________ Description : ______________________________

	No. of Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD) : 1,200,000,000

C. Movement in Issued Share Capital

	No. of ~~Ordinary~~ Shares (1)	No. of ~~Ordinary~~ Shares (2)	No of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month	2,211,764,160	-	-	-
Increase/ ~~(Decrease)~~ during the month	2,996,000	-	-	-
Balance at close of the month	2,214,760,160	-	-	-

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month				Total No. of Options at close of the month	No. of New Shares Arising Therefrom
	Granted	Exercised	Cancelled	Lapsed		
14,829,000	18,000,000	2,996,000	--	--	29,833,000	2,996,000

Total Exercised Money During the Month (HKD) 105,890,400

Equity Warrants

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( ) Stock code Subscription price					
2. ( ) Stock code Subscription price					
3. ( ) Stock code Subscription price					
4. ( ) Stock code Subscription price					

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1. Stock code Subscription price					
2. Stock code Subscription price					
3. Stock code Subscription price					

Other Issues of Shares

Type of Issue					No. of New Shares Arising Therefrom
1. Right Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	__________
2. Placing	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	__________
3. Bonus Issue			Issue and allotment date : (dd/mm/yyyy)	( )	__________
4. Scrip Dividend	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	__________
5. Repurchase of share			Cancellation date : (dd/mm/yyyy)	( )	__________
6. Redemption of share			Redemption date : (dd/mm/yyyy)	( )	__________
7. Consideration Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	__________
8. Other (Please specify) ____________________	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	__________

Remarks:

____

____

Authorised signature: ______________________________

Name: **Stella Chan Chui Sheung**

Title: **Company Secretary**

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

END